Mail Stop 6010   November 20, 2006

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011

> **Re: Flagstone Reinsurance Holdings Limited**
> **Registration Statement on Form S-1**
> **Filed October 24, 2006**
> **File No. 333-138182**

Dear Sir or Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

2. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

4. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use.

5. We note that you have included a glossary of terms in the registration statement. While we will not object to the inclusion of a glossary, industry terms should be explained briefly within the text the first time the term is used so that investors can understand the disclosure without departing from the body of the prospectus.

Prospectus Summary, page 4

6. Please revise your disclosure to explain the meaning of your A.M. Best rating the first time it is referenced.

7. While your summary provides a brief description of your operations and the various places in the world where you have established operations, given that the company is newly formed and therefore has little or no operating history, you should expand the summary to explain generally and briefly the geographic regions and perils you have reinsured thus far.

8. On page 5 and later in the Business section, you state that your operating platform is "unique" and "provides significant efficiencies." It appears that other reinsurance companies may also diversify their operations in various countries, outsource to certain jurisdictions parts of their operational functions, etc. Supplementally, please provide us with evidence that supports your contention that your platform is truly unique in the reinsurance industry.

9. In the "Recent Industry Trends" subsection on page 5, you state that attractive pricing conditions exist in the reinsurance industry as a result of numerous recent catastrophic events. Here, in the Risk Factors, Insurance Industry Background and the Business sections, you should expand your disclosure to note that while these favorable "hard market" pricing conditions may increase premium levels and improve terms, to the extent you cede your risks, which is part of your strategy, you will likewise encounter a hard pricing environment.

10. You mention "sidecars" as part of your strategy here, and discuss the Mont Fort sidecar later in the prospectus. You should note here briefly the capital structures of the sidecars and note that Lehman Brothers is a primary investor.

11. In the "Risk Factors" subsection on page 8, please add a brief description of the conflicts of interest that exist or may arise from your related party transactions.

CT Corporation System
Flagstone Reinsurance Holdings Limited
November 20, 2006
Page 3

Risk Factors, page 14

General

12. Please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified. For example, you use general phrases such as "adversely affect us" and "subjects us to risks." These vague, generic phrases are subject to varying interpretations and, therefore, do not adequately explain the risk or concern to which you refer.

13. Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings merely state a fact about your business, such as "Our reliance on reinsurance brokers subjects us to their credit risk" and "We operate in a highly competitive business environment" or describe an event that may occur in the future, such as "We are a new company and may encounter difficulties establishing the information technology systems necessary to run our business." Succinctly state in your subheadings the risks that result from the facts or uncertainties.

14. We note that your operating platform is heavily reliant on the integration of operations in numerous locations throughout the world, Bermuda, Switzerland, India and Nova Scotia. Please consider adding a risk factor to discuss any material risks to your business of operating on such a global platform with locations dispersed throughout the world.

15. On page 40 you indicate that a significant portion of your contracts provide short-tail reinsurance which means that you could become liable for a significant amount of losses on short notice. Please consider adding a risk factor to discuss any material risks to your business arising from the fact that a significant portion of your contracts are short-tail.

"The reinsurance business is historically cyclical . . . .," page 14

16. Please revise your disclosure to briefly describe the duration of the cycles experienced by the industry in the past.

17. Please revise your disclosure to clarify the current phase in the industry cycle. On page 5, you state that the events of 2005 led to diminished underwriting capacity and increased demand. In this risk factor you state that supply in recent years has increased and is likely to increase further. How can supply increase if there is diminished underwriting capacity? Please clarify.

18. To the extent that the current increase in supply of reinsurance has impacted your business in a material manner, please revise your disclosure to quantity the effect on your business. For example, if you have had to lower premium rates, by how much?

<u>"We are dependent on key employees . . . .," page 16</u>

19. Please revise this risk factor to disclose the term of the employment agreements you have with your executives.

<u>"The financial strength rating of Flagstone may be revised downward . . . .," page 17</u>

20. Please disclose the rough percentage of your reinsurance contracts that permit cancellation if your rating is downgraded below A- by A.M. Best.

<u>"We are a new company and may encounter difficulties establishing the information technology systems . . . .," page 18</u>

21. Please revise your disclosure to identify the three major vendors from whom you license software. Include any written agreements as exhibits. Also note you should describe all material terms of these agreements in the Business section of your document. In the alternative, provide us your analysis as to why these agreements are not material contracts.

<u>"Our investment portfolio may suffer reduced returns or losses . . . .," page 19</u>

22. Please briefly describe which of your "certain investments" are subject to pre-payment or reinvestment risk.

23. Please expand this risk factor to highlight that the company has yet to implement its investment strategy, and that unlike more established reinsurance companies with longer operating histories, you have no investment track record to which investors can refer.

<u>"We may be adversely affected by fluctuations in currency exchange rates." Page 19</u>

24. Please revise your disclosure to describe what percentage of your premiums, investments and liabilities are in foreign currencies.

<u>"We may need additional capital in the future . . . .," page 20</u>

25. To the extent practicable, please quantify your future capital requirements.

26. Please also quantify the foreseeable time period for which you believe present funding, including offering proceeds, will be sufficient.

<u>"The commercial and investment activities of our principal shareholders . . . .," page 20</u>

27. Please expand this risk factor to name your principal shareholders, executive officers, directors and underwriters who have or are engaged in related party transactions. Please

also describe briefly the transactions and related conflicts that are most significant to potential investors so they can understand the nature of the risks without reference to other parts of the prospectus.

"The emergence of unexpected claims and coverage issues . . . .," page 20

28. To the extent the impact could be material, please describe how your business may be affected by the terrorism insurance coverage provided by the federal government under the Terrorism Risk Act. Consider describing any material risk in a new risk factor.

"If we become subject to insurance statutes and regulations . . . ." page 23

29. Please revise your disclosure to briefly describe the "increased scrutiny" of the insurance and reinsurance regulatory framework of Bermuda.

"We will incur increased costs as a result of being a public company." Page 23

30. This risk factor, as currently written, could apply to any initial public offering. Please revise it so that it addresses your situation more specifically. See Item 503(c) of Regulation S-K. For example, you indicate that the cost of compliance for you could be material to you because of your size and scale of operations. Consider revising your disclosure to describe how and to quantify your expected costs. Also, state when you will become subject to Section 404 compliance.

"Our business could be adversely affected by Bermuda employment restrictions." Page 23

31. Please revise this risk factor to name the positions held by Messrs. Byrne, Prestia and Flitman. If any of your other executive officers require work permits, please also disclose their names and positions in this risk factor.

32. In addition, to the extent material, provide the number of your key employees who require work permits.

"Future sales may affect the market price . . . .," page 24

33. Please revise this risk factor to provide a clear picture of the number of your shares that will be eligible for sale at different points of time in the future. For example, disclose the number of shares subject to registration rights and the number of shares which are issued or reserved for issuance under the PSU and RSU plans that you will register on Form S-8. Also disclose the number of shares that will be freely tradable when your lock-ups expire and note that the lock-up arrangement may be waived by the underwriters.

"U.S. persons who own our common shares may have more difficulty . . . .," page 26

34. Please revise this risk factor to provide some examples of how these differences could impact a shareholder in your company. For example, explain how the rights of a shareholder to enforce specific provisions of the Companies Act or your bye-laws may make it more difficult for a shareholder to protect his/her interest.

"U.S. persons who hold common shares may be subject to U.S. income taxation . . . .," page 28

35. This risk factor as currently written is difficult to understand without reference to other sections of this prospectus. Please revise this risk factor so that the reader can understand the discussion without reference to another section of the prospectus.

36. Please also briefly explain the meaning of subpart F income and whether this income is subject to the ordinary income tax rates.

"We may be subject to taxation in the United States . . . .", page 29

37. On page 23 you state that "a large portion of the gross premiums written by Flagstone are derived from reinsurance contracts entered into with entities domiciled in the United States." To the extent that this impacts the risk that you may be considered to be "engaged in business in the United States" and subject to taxation in the United States, please expand this risk factor to discuss.

Use of Proceeds, page 33

38. To the extent possible, with respect to the proceeds to be used for "other general corporate purposes," please furnish a brief outline of what these include, e.g. business development, marketing, hire additional personnel, etc.

39. Please provide the approximate dollar amount of net proceeds that will be used to increase Flagstone's capital and surplus and for other general corporate purposes.

Dividend Policy, page 34

40. Please revise your disclosure to describe the time period over which the maximum distributions of approximately $602.7 million can be made. For example, can these distributions be made at the same time, over the course of one quarter, over the course of one year? Please explain. Also, state whether you have since June 30, 2006 or intend to pay any dividends before the completion of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Critical Accounting Policies, page 41

41. Please expand your disclosure on page 44 to explain how premiums on pro rata contracts are earned and how those premiums attach to the risks.

Loss and Loss Adjustment Expense Reserves, page 41

42. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for property casualty losses and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's process for establishing the estimate 2) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please expand your disclose to include the following information for each of your lines of business. Please also consider providing any additional information, to achieve this objective

   a. Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. Please separate disclose your IBNR and case reserves for each line of business.
   b. Please disclose your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
   c. You disclose on page 44 that the Company employs sensitivity analysis in selecting your point estimate, which involves varying industry loss assumptions for catastrophe events and estimated loss ratios for non-catastrophe business. For your catastrophe business, please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition, for each line of business please disclose the following:
      1. For each of your key assumptions quantify and explain what caused them to change historically over the periods presented.
      2. Discuss whether and to what extent management has adjusted each of the key assumptions used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

    d. We note your proposed sensitivity analysis depicting a 10% change in your loss ratio. Please disclose whether this change reflects a reasonably likely change and, if so, why management believes so. In addition, it appears that the loss ratio was only a key assumption for the non-catastrophe business. Please quantify and present, preferably in a tabular format, the affect that reasonably likely changes in the key assumptions for your catastrophe loss reserves may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Stock Based Compensation, page 46

43. Please explain to us why you went from a fair value valuation method of using the price of your private placements to a valuation using price to book value comparisons. Also explain to us why a comparison of multiple publicly traded reinsurers with a longer track record, more mature infrastructure and more established franchise was used instead of reinsurers that more closely resembled your company, and if any adjustments were made to the comparative price to book values to reflect your fair value.

Results of Operations

Six Months Ended June 30, 2006

Net Realized Losses, page 54

44. Please specify which derivative instruments caused the realized and/or unrealized losses and why the losses occurred.

Liquidity and Capital Resources, page 55

Sources and Uses of Funds, page 55

45. Please revise to discuss liquidity on a long-term basis as well. We consider long-term to be in excess of 12 months.

46. Please expand your disclosure in the section to describe and quantify any material expenditures you expect to have to implement your business strategy, e.g. to complete the establishment of Flagstone Réassurance Suisse SA, to construct your new building in India, to implement your revised investment strategy and to establish your proprietary technology.

Contractual Obligations, page 59

47. Please revise your table of contractual obligations to include the principal and related interest payments for your deferrable interest debentures.

48. You state in footnote (1) to the table that you do not currently estimate the future payment dates of loss and loss adjustment expenses. If this is the case, please explain to us how you determined the amounts included in the table.

Insurance Industry Background, page 63

49. On page 66, in the last bullet point, you note that one factor that has resulted in higher premiums is the higher-than-average Atlantic-basin hurricane activity forecast for 2006. Please confirm whether or not this forecast was in fact correct. If it was not, you should note here, in MD&A and in the risk factors section the effect this has had, if any, or could have on pricing going forward.

Business, page 67

Overview, page 67

50. You indicate that your core business is providing property catastrophe reinsurance coverage to "selected insurance companies." To the extent you have any key customers, please expand your disclosure in the business section to discuss your reinsurance coverage of those key customers and your dependence on them. Include any material agreements as exhibits to the registration statement.

Our Competitive Strengths, page 68

51. Here and in the Summary, you state that the events of 2005 have resulted in "fundamental and enduring changes in the insurance and reinsurance markets." Please explain the basis for this statement and what these fundamental changes are. Unless you have evidence to the contrary, you should note that pricing, underwriting capacity and demand for reinsurance are cyclical and have in the past changed and varied over time.

52. Here and in the Summary, you state that your senior team of underwriters has an average industry experience of 21 years. Please state how many people comprise this senior team.

Underwriting and Risk Management, page 74

53. Please revise your disclosure to explain how you subject your risks to "peer review."

54. You indicate that you use all three major vendor models in order to address the limitations in such models. Please revise your disclosure to briefly explain how these models differ and how use of all three addresses this issue.

Marketing, page 78

55. Please describe any written or oral agreements you have with major brokers and include any written agreements as exhibits to the registration statement.

Mont Fort, page 84

56. Please explain why you are not the primary beneficiary of Mont Fort. Does Mont Fort enter into reinsurance agreements with other companies? If so, what percentage of Mont Fort's business is from Flagstone?

57. Please revise your disclosure here to fully describe the preferred stock purchase by the affiliate of Lehman Brothers Inc. in Mont Fort. At a minimum, you should name the affiliate and disclose the dollar amount, number and percentage of preferred shares purchased.

58. In addition, please also disclose the dollar amount, number and percentage of preferred shares purchased by the Company.

59. It appears that Lehman is both an affiliate and related party. It appears that Lehman owns a significant portion of Mont Fort as well and that you cede business to Mont Fort. As to any transaction involving the purchase or sale of assets by or to Mont Fort, otherwise than in the ordinary course of business, you should state the cost of the assets to the purchaser and, if acquired by the seller within two years prior to the transaction, the cost thereof to the seller. Indicate the principle followed in determining the registrant's purchase or sale price and the name of the person making such determination. This disclosure must be provided for each such transaction. See Instruction 5 of Item 404(a) of Regulation S-K.

Properties, page 85

60. Please include any material lease agreements as exhibits. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Regulation, page 87

Certain Other Bermuda Law Considerations, page 90

61. Please expand your disclosure to explain the meaning of an "appointed stock exchange."

Principal Shareholders, page 105

62. We note your statement on page 107 that your executive officers Mark Byrne and David Brown own all of the share capital of Haverford, and that Haverford owns greater than 5% of your outstanding common stock. Messrs. Byrne and Brown appear to be beneficial

owners of the shares held by Haverford. Please include these shares in the shares benefically owned by each of them in the table in this section or provide of your analysis as to why these shares should not be included. Please also consider the shares held by HCP and Mr. Thomas Dickson's beneficial ownership of those shares.

63. Please identify the natural persons who have investment and voting control of the shares held by the Silver Creek entities, the Lightyear entities, Marathon Special Opportunity Master Fund, Ltd, and QVT Fund L.P.

Certain Relationships and Related Transactions, page 107

64. Please expand your description of your initial private placement with Haverford to disclose when the private placement closed and the amount and percentage of your shares you issued to Haverford and HCP at the time of the private placement.

65. Please briefly describe the "services performed" by Haverford and HCP in connection with the private placement.

66. Item 404(a) of Regulation S-K requires you to disclose, where practicable, the amount of a related party's interest in the transaction. Please revise your disclosure throughout this section to disclose this information. See for example,

- Mr. Byrne's interest in the fees the company and its subsidiary paid or will pay to Longtail;

- Mr. Byrne's interest in the purchase price for the aircraft the company paid to IAL Leasing;

- Mr. Byrne's interest in the fees the company paid to West End under the operational support agreement; and

- Each of Mr. Byrne's and Mr. Brown's interest in the consideration for each of West End, Mont Fort and Island Heritage.

67. Please revise your disclosure regarding the IAL Leasing transaction to disclose all the information required by Instruction 5 to Item 404(a) of Regulation S-K. If IAL Leasing acquired the aircraft within two years prior to the transaction, then disclose the cost of the aircraft to IAL Leasing. In addition, name the valuation experts used to determine the purchase price.

68. With respect to the investment by an affiliate of Lehman Brothers Inc. in the preferred shares of Mont Fort, please disclose the percentage ownership this investment represents and please briefly describe your relationship with Mont Fort in this section.

69. Please disclose the name of the affiliate of Lehman Brothers Inc. who provided additional investment banking services to the Company and the amount of fees paid for such services.

70. Please disclose the fees Rockridge pays to West End for its investment adviser services.

71. With respect to the disclosure regarding the lease between West End and Haverford, please revise your disclosure to clarify that Messrs. Byrne and Brown, your Executive Chairman and Chief Executive Officer, own all the share capital of Haverford. In addition, to the extent practicable, please also disclose each of Mr. Byrne's and Mr. Brown's interest in the rent and maintenance fees.

72. Please revise your disclosure to disclose the company's relationship with Value Capital L.P.

73. Please also breakdown the amount of investment advisory fees earned from each of Value Capital L.P., Mont Fort ILW, Island Heritage and Rockridge.

Material Tax Consequences, page 110

74. Your exhibit lists refers to opinions rendered by each of Stewart McKelvey, Kendall Freeman, Fox Mandal and Lenz & Staehelin under Item 601(b)(8) of Regulation S-K, requiring opinions of counsel as to material tax consequences. Your disclosure on page 110, however, indicates that the discussion of the tax consequences in the respective jurisdictions of each counsel is based upon "advice" of such counsel. Please revise this language to state that the discussion is the opinion of counsel, if in fact that is the case. If not, please explain.

75. Please provide your tax opinions in your next amendment or as soon as possible. We may have further comments upon review of those opinions.

Description of Share Capital, page 125

Voting Rights, page 125

76. Please expand your disclosure to clarify the operation of the formula used to reduce voting power. Consider using an example for clarification. For example, if you have two 9.9% shareholders, would their collective voting power of 19.8% be reduced to 9.9%? How would each share be impacted? It appears that you have two greater than 9.9% U.S. shareholders, Lehman entities and Silver Creek entities. Describe the effect of the formula on the shares held by these shareholders and other shareholders. Please also disclose the effect in a footnote to the principal shareholders table on page 105.

Restrictions on Transfer, page 126

77. We refer your statement that your Board of Directors is required to "register any transfer" settled on a stock exchange or automated quotation system. Please revise your disclosure to explain what type of registration your Board of Directors is required to complete upon such a transfer.

78. Please revise your disclosure to briefly describe the information required under your bye-laws that the Board of Directors may request.

Consolidated Financial Statements

79. Please provide updated financial statements and financial information throughout the filing pursuant to Rule 3-12 of Regulation S-X.

Note 2. Significant Accounting Policies

Premiums and Acquisition Costs, page F-9

80. Please clarify in the filing what items could cause adjustments to the deposit premiums.

81. Please clarify in the filing when you would recognize commitment fees received. Also, clarify what happens to the commitment fees received if the counterparty elects not to utilize your reinsurance capacity, that is if the commitment fees are refundable.

Note 4. Mont Fort Re Limited, page F-16

82. Please provide to us your analysis under FIN46(R) that demonstrates why Mont Fort Re is a variable interest entity. In addition please provide us the following:
   - A breakdown of the voting interests and board of director control of Mont Fort Re at the time you entered into the share purchase agreement and as of June 30, 2006.
   - You disclose on page 84 that Mont Fort Re is a general business Class 3 insurer. Tell us how a regulated entity would be a variable interest entity, as the presumption is that to qualify as a general business Class 3 insurer it would need sufficient equity to write business at the time it became a general business Class 3 insurer.

Item 16. Exhibits and Financial Statement Schedules, page II-3

83. Please file your remaining exhibits, including the legal opinions, with your next amendment or as soon as they become available as we will need time to review exhibits prior to granting effectiveness of the registration statement.

Exhibit 23.1

84. Please file a revised consent for your independent registered public accounting firm which references the date of the report of independent registered public accounting firm.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective

CT Corporation System
Flagstone Reinsurance Holdings Limited
November 20, 2006
Page 15

responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dana Hartz at (202) 551-3648 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Michael Reedich at (202) 551-3612 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Robert A. McTamaney, Esq.
        Carter Ledyard & Milburn LLP
        2 Wall Street
        New York, NY 10005